UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

DAVITA INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23918K108

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 2 OF 17 PAGES

1	NAMES OF REPORTING PERSONS Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Item 5)
	8	SHARED VOTING POWER 36,095,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 36,095,570 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,095,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 3 OF 17 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,095,570 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,095,570 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,095,570 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 4 OF 17 PAGES

1	NAMES OF REPORTING PERSONS National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 5 OF 17 PAGES

1	NAMES OF REPORTING PERSONS GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,482 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,482 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,482 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 6 OF 17 PAGES

1	NAMES OF REPORTING PERSONS Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,208,904 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,208,904 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,208,904 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 7 OF 17 PAGES

1	NAMES OF REPORTING PERSONS GEICO Advantage Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 223,398 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 223,398 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,398 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 8 OF 17 PAGES

1	NAMES OF REPORTING PERSONS GEICO Choice Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,842 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,842 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 9 OF 17 PAGES

1	NAMES OF REPORTING PERSONS GEICO Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,795,084 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,795,084 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,795,084 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 10 OF 17 PAGES

1	NAMES OF REPORTING PERSONS GEICO Secure Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,254 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,254 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,254 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 11 OF 17 PAGES

1	NAMES OF REPORTING PERSONS Berkshire Hathaway Consolidated Pension Plan Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,532,088 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,532,088 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,532,088 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 12 OF 17 PAGES

1	NAMES OF REPORTING PERSONS BNSF Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,850,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,850,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 13 OF 17 PAGES

1	NAMES OF REPORTING PERSONS Scott Fetzer Company Collective Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 200,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Item 5)
14	TYPE OF REPORTING PERSON* EP

CUSIP NO. 23918K108	SCHEDULE 13D	PAGE 14 OF 17 PAGES

1	NAMES OF REPORTING PERSONS R. Ted Weschler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,039,806
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,039,806
	10	SHARED DISPOSITIVE POWER 143,374 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,183,180 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 23918K108	SCHEDULE 13D/A	PAGE 15 OF 17 PAGES

This Amendment No. 6 to Schedule 13D amends and supplements the previously reported information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on September 21, 2020, as amended (the “13D”) with respect to the shares of the Common Stock, par value $0.001 per share (“Common Stock”), of DaVita Inc. (“DVA”). This Amendment No. 6 is being filed on account of DVA’s repurchase of its shares of Common Stock. Capitalized terms used but not defined herein shall have the meanings assigned to them in the 13D.

Item 2 of this 13D is hereby amended as follows:

Items 2(a)-(c) and (f) of this 13D are hereby amended to include the information filed on Exhibit 1 hereto concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of, Mr. Buffett, Mr. Weschler and each of the executive officers and directors of the Berkshire Entities.

Items 5(a)-(b) of this 13D are hereby amended and restated as follows:

(a) Government Employees Insurance Company (“GEICO”) is the holder of record of 11,208,904 shares of DVA Common Stock, which represents 10.2% of the outstanding DVA Common Stock. GEICO Advantage Insurance Company (“GEICO Advantage”) is the holder of record of 223,398 shares of DVA Common Stock, which represents 0.2% of the outstanding DVA Common Stock. GEICO Choice Insurance Company (“GEICO Choice”) is the holder of record of 222,842 shares of DVA Common Stock, which represents 0.2% of the outstanding DVA Common Stock. GEICO Indemnity Company (“GEICO Indemnity”) is the holder of record of 6,795,084 shares of DVA Common Stock, which represents 6.2% of the outstanding DVA Common Stock. GEICO Secure Insurance Company (“GEICO Secure” and, collectively with GEICO, GEICO Advantage, GEICO Choice and GEICO Indemnity, the “Insurance Company Holders”) is the holder of record of 63,254 shares of DVA Common Stock, which represents less than 0.1% of the outstanding DVA Common Stock. Collectively, the Insurance Company Holders directly own 18,513,482 shares of DVA Common Stock, which represents 16.9% of the outstanding DVA Common Stock. Each of the Insurance Company Holders is a wholly-owned subsidiary of (and controlled by) GEICO Corp. GEICO Corp is a wholly-owned subsidiary of (and controlled by) NICO. Thus, each of NICO and GEICO Corp may be deemed to have beneficial ownership of the Insurance Company Shares.

Berkshire Hathaway Consolidated Pension Plan Master Trust is the holder of record of 10,532,088 shares of DVA Common Stock, which represents 9.6% of the outstanding DVA Common Stock. BNSF Master Retirement Trust is the holder of record of 6,850,000 shares of DVA Common Stock, which represents 6.3% of the outstanding DVA Common Stock. Scott Fetzer Company Collective Investment Trust is the holder of record of 200,000 shares of DVA Common Stock, which represents 0.2% of the outstanding DVA Common Stock. Collectively, the pension plans referenced in this paragraph (the “Pension Plan Holders”) directly own 17,582,088 shares of DVA Common Stock, which represents 16.1% of the outstanding DVA Common Stock.

CUSIP NO. 23918K108	SCHEDULE 13D/A	PAGE 16 OF 17 PAGES

Mr. Buffett may be deemed to control Berkshire, which controls NICO. Thus, Mr. Buffett and Berkshire may be deemed to have beneficial ownership of the Shares.

Mr. Weschler beneficially owns 2,183,180 shares of DVA Common Stock, which represents 2.0% of the outstanding DVA Common Stock. Mr. Weschler disclaims beneficial ownership of all Insurance Company Shares and Pension Plan Shares.

The Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by DVA with the SEC on February 12, 2021 reports that approximately 109.4 million shares of Common Stock were issued and outstanding as of January 29, 2021. Based on this information, Berkshire has assumed that 109.4 million shares of Common Stock were issued and outstanding as of January 29, 2021 for purposes of this 13D, and all calculations of percentage ownership in this 13D are based on such assumed number of issued and outstanding shares.

(b) The Insurance Company Holders have both voting and investment power with respect to the Insurance Company Shares owned by them and the Pension Plan Holders have both voting and investment power with respect to the Pension Plan Shares owned by them. However, because NICO and GEICO Corp control the Insurance Company Holders, NICO and GEICO Corp may be deemed to share voting and investment power with respect to the Insurance Company Shares. In addition, Berkshire directs the investments of NICO, GEICO Corp, and the Pension Plan Holders. Thus, Mr. Buffett, who may be deemed to control Berkshire, and Berkshire share voting power and investment power with respect to the Shares.

Mr. Weschler has sole voting and investment power with respect to 2,039,806 of the Weschler Shares and shared dispositive (but not voting) power with respect to 143,374 of the Weschler Shares.

CUSIP NO. 23918K108	SCHEDULE 13D/A	PAGE 17 OF 17 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: February 16, 2021

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

NATIONAL INDEMNITY COMPANY, GEICO CORPORATION, GOVERNMENT EMPLOYEES INSURANCE COMPANY, GEICO ADVANTAGE INSURANCE COMPANY, GEICO CHOICE INSURANCE COMPANY, GEICO INDEMNITY COMPANY, GEICO SECURE INSURANCE COMPANY, BERKSHIRE HATHAWAY CONSOLIDATED PENSION PLAN MASTER TRUST, BNSF MASTER RETIREMENT TRUST, AND SCOTT FETZER COMPANY COLLECTIVE INVESTMENT TRUST

By:	/s/ Warren E. Buffett
Warren E. Buffett Attorney-in-Fact

/s/ R. Ted Weschler R. Ted Weschler

Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 3555 Farnam Street, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, Marc D. Hamburg, Senior Vice President and Chief Financial Officer, Jo Ellen Rieck, Vice President – Taxes, Daniel J. Jaksich, Vice President – Controller, and Mark D. Millard – Vice President. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Gregory E. Abel, Howard G. Buffett, Stephen B. Burke, Susan L. Decker, Kenneth I. Chenault, David S. Gottesman, Charlotte Guyman, Ajit Jain, Thomas S. Murphy, Ronald L. Olson, Walter Scott, Jr. and Meryl B. Witmer.

(2) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 1314 Douglas Street, Omaha, Nebraska 68102. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Phillip M. Wolf, Senior Vice President, Brian G. Snover, Senior Vice President – Secretary, Philip M. Wolf, Senior Vice President, and Dale Geistkemper, Treasurer. The directors of NICO are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Ajit Jain, Brian G. Snover, Bruce J. Byrnes, and Daniel J. Jaksich.

(3) GEICO Corporation

GEICO Corporation, a Delaware corporation (“GEICO Corp”) is an intermediate holding company which is a direct wholly-owned subsidiary of NICO. The principal office of GEICO Corp is located at 5260 Western Avenue, Chevy Chase, Maryland 20815. The executive offices of GEICO Corp are Olza M. Nicely, Chairman, William E. Roberts, Vice Chairman, Todd A. Combs, CEO, Jonathan Shafner, Vice President – General Counsel and Hollis A. White, Treasurer. The Directors of GEICO Corp are Warren E. Buffett and Marc D. Hamburg.

(4) Government Employees Insurance Company

Government Employees Insurance Company, a Maryland corporation (“GEICO”), is a property and casualty insurance company. The principal office of GEICO is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO are Olza M. Nicely, Chairman of the Board, William E. Roberts, Vice Chairman, Todd A. Combs, CEO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer, and Jonathan Shafner, Vice President – General Counsel. The directors of GEICO are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts and Todd A. Combs.

(5) GEICO Advantage Insurance Company

Government Advantage Insurance Company, a Nebraska corporation (“GEICO Advantage”), is a property and casualty insurance company. The principal office of GEICO Advantage is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Advantage are Olza M. Nicely, Chairman of the Board, William E. Roberts, Vice Chairman, Todd A. Combs, CEO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer and Jonathan Shafner, Vice President – General Counsel. The directors of GEICO Advantage are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, Stephen C. Parsons, Daniel J. Jaksich and Todd A. Combs.

(6) GEICO Choice Insurance Company

GEICO Choice Insurance Company, a Nebraska corporation (“GEICO Choice”), is a property and casualty insurance company. The principal office of GEICO Choice is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Choice are Olza M. Nicely, Chairman of the Board, William E. Roberts, Vice Chariman, Todd A. Combs, CEO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White,

Treasurer and Jonathan Shafner, Vice President – General Counsel. The directors of GEICO Choice are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, Stephen C. Parsons, Daniel J. Jaksich and Todd A. Combs.

(7) GEICO Indemnity Insurance Company

GEICO Indemnity Insurance Company, a Maryland corporation (“GEICO Indemnity”), is a property and casualty insurance company. The principal office of GEICO Indemnity is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Indemnity are Olza M. Nicely, Chairman of the Board, William E. Roberts, Vice Chairman, Todd A. Combs, CEO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer and Jonathan Shafner, Vice President – General Counsel. The directors of GEICO Indemnity are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, James F. Nayden, and Todd A. Combs.

(8) GEICO Secure Insurance Company

GEICO Secure Insurance Company, a Nebraska corporation (“GEICO Secure”), is a property and casualty insurance company. The principal office of GEICO Secure is 5260 Western Avenue, Chevy Chase, MD 20815. The executive officers of GEICO Secure are Olza M. Nicely, Chairman of the Board, William E. Roberts, Vice Chairman, Todd A. Combs, CEO, Stephen G. Kalinsky, Executive Vice President, Hollis A. White, Treasurer and Jonathan Shafner, Vice President – General Counsel. The directors of GEICO Secure are Shawn A. Burklin, Seth M. Ingall, Stephen G. Kalinsky, Robert M. Miller, Olza M. Nicely, Nancy L. Pierce, William E. Roberts, Todd A. Combs and Daniel J. Jaksich.

Name	Principal Occupation	Business Address
Howard G. Buffett	President of Buffett Farms	407 Southmoreland Place, Decatur, Illinois 62521

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Stephen B. Burke	Former Chairman and CEO of NBC Universal, a media and entertainment company	30 Rockefeller Plaza, New York, NY 10112

Shawn A. Burklin	Senior Vice President – GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Bruce J. Byrnes	Vice President of NICO	1314 Douglas Street, Omaha, NE 68132

Susan L. Decker	CEO of Raftr, a digital media product	2700 Pierce Street, San Francisco, CA 94123

Scott R. Doerr	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Dale Geistkemper	Treasurer of National Indemnity Company	1314 Douglas Street, Omaha, NE 68102

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment advisory firm	309 Park Avenue, New York, NY 10022

Charlotte Guyman	Former general manager with Microsoft Corporation	1127 Evergreen Point Road, Medina, WA 98039

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	3555 Farnam Street, Omaha, NE 68131

Kenneth I. Chenault	Managing Director of General Catalyst, a venture capital firm	434 Broadway, New York, NY 10013

Todd A. Combs	President, CEO of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Name	Principal Occupation	Business Address
Gregory E. Abel	Vice Chairman – Non-Insurance Operations of Berkshire	3555 Farnam Street, Omaha, NE 68131

Seth M. Ingall	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ajit Jain	Vice Chairman – Insurance Operations of Berkshire and Executive Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Daniel J. Jaksich	Vice President – Controller of Berkshire	3555 Farnam Street, Omaha, NE 68131

Stephen G. Kalinsky	Executive Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Mark D. Millard	Vice President of Berkshire	3555 Farnam Street, Omaha, NE 68131

Robert M. Miller	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Charles T. Munger	Vice Chairman of Berkshire	350 South Grand Avenue, Los Angeles, California 90071

Thomas S. Murphy	Former Chairman and CEO Of Capital Cities/ABC	c/o ABC Inc. 77 West 66th Street, New York, NY 10023

Olza M. Nicely	Chairman of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	350 South Grand Avenue, Los Angeles, California 90071

Nancy L. Pierce	Senior Vice President, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

William E. Roberts	Vice Chairman, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Walter Scott, Jr.	Former Chairman of Peter Kiewit Sons’ Inc., a construction-driven engineering company	3555 Farnam Street, Omaha, NE 68131

Jonathan Shafner	Vice President – General Counsel, GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Brian G. Snover	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Hollis A. White	Treasurer of GEICO	5260 Western Avenue, Chevy Chase, MD 20815

Meryl B. Witmer	Managing member of the General Partner of Eagle Capital Partner, an investment partnership	655 Third Avenue, New York, NY 10017

Phillip M. Wolf	Senior Vice President of NICO	1314 Douglas Street, Omaha, NE 68102

Donald F. Wurster	President of NICO	1314 Douglas Street, Omaha, NE 68102

Jo Ellen Rieck	Vice President – Taxes of Berkshire	3555 Farnam Street, Omaha, NE 68131

Set forth below is information about the name, state of organization, and the address of the principal office of each of the Pension Plan Holders. Each of the Pension Plan Holders is an employee benefit plan of a Berkshire subsidiary.

BNSF Master Retirement Trust c/o BNSF Railway 2650 Lou Menk Drive Fort Worth, TX 76131 Texas	Berkshire Hathaway Consolidated Pension Plan Master Trust c/o Berkshire Hathaway Inc. 3555 Farnam Street Omaha, NE 68131 Nebraska
Scott Fetzer Company Collective Investment Trust c/o Scott Fetzer Companies 28800 Clemens Road Westlake, OH 44145 Ohio

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)

(B)	Letter Agreement, dated May 7, 2013, by and between DaVita Inc. (f/k/a DaVita HealthCare Partners Inc.) and Berkshire Hathaway Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by DVA with the SEC on May 7, 2013)

(C)	Letter Agreement, dated May 24, 2013, by and between Berkshire Hathaway Inc. and R. Ted Weschler (incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons with the SEC on August 11, 2017)